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                                                    Filed pursuant to Rule 424b3
                                                    Registration No. 333-31437


                        CORPORATE PROPERTY ASSOCIATES 14
                                  INCORPORATED
                      SUPPLEMENT DATED JANUARY 21, 1999 TO
                        PROSPECTUS DATED AUGUST 18, 1998
                     AND SUPPLEMENTED ON NOVEMBER 16, 1998
                         (HEREINAFTER THE "PROSPECTUS")

                           SUMMARY OF THE SUPPLEMENT

                       DESCRIPTION OF PROPERTIES (PAGE 2)

     This section sets forth information on the Company's acquisition of the office facility leased to Advanced Micro Devices, Inc., and the industrial and office facility leased to Contraves Brashear Systems, L.P.

                             THE OFFERING (PAGE 5)

     This section sets forth information on the sale of shares and the issuance of shares to shareholders.

     Capitalized terms not defined herein will have the meanings ascribed to them in the Prospectus.

                         DESCRIPTION OF THE PROPERTIES

PROPERTY LEASED TO ADVANCED MICRO DEVICES, INC.

  General

     On December 22, 1998, the Company, Carey Institutional Properties Incorporated ("CIP(R)") and Corporate Property Associates 12 Incorporated ("CPA(R):12") through their interests in a newly formed Limited Liability Company (the "LLC") acquired from CIBC, Inc. an office facility (the "AMD Facility"). The AMD Facility, containing approximately 364,000 square feet, is located on 45.625 acres of land in Sunnyvale, California. The AMD Facility is suitable and adequate for its intended uses. The Company, together with CPA(R):12 and CIP(R), created a limited liability company (the "LLC") owned equally among the Company, CPA(R):12, and CIP(R). The cost of the AMD Facility will be depreciated for tax purposes over a 40-year period on a straight line basis.

PURCHASE TERMS

     The cost to the LLC of acquiring the AMD Facility, including the Acquisition Fee payable to an Affiliate of the Advisor, is $95,287,958, an amount less than the Appraised Value of the AMD Facility. The LLC paid an Acquisition Fee of $3,017,451 to W.P. Carey & Co. W.P. Carey & Co. will receive a Subordinated Acquisition fee of $158,813.25 payable each of the next eight years, but will only receive the full amount if the Company and CPA(R)12 satisfy the Preferred Return.

DESCRIPTION OF THE LEASE

  General

     The AMD Lease is absolutely net and bondable and in normal financable form. AMD will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the AMD Facility, except for the AMD Subsidiary's debt service and income taxes. In the opinion of management, the AMD Property is adequately covered by insurance.

  Term

     The initial term of the AMD Lease is 20 years followed by two ten-year renewal terms at the option of AMD.

  Rent

     The annual rent during the initial term under the AMD Lease is $9,145,500, adjusted every three years based on a multiple of the increase in the Consumer Price Index ("CPI"), capped at 6.093% for each three year period.

  Description of Financing

     Concurrently with the acquisition of the AMD Facility, the LLC obtained a mortgage loan in the amount of $68,250,000 from GMAC Commercial Mortgage Corporation ("GMAC") with a ten-year term and thirty (30) year amortization schedule at an interest rate of 7.78%.

  Description of AMD

     AMD is a global supplier of integrated circuits for the personal and networked computer and communications market. AMD produces processors, flash memories, programmable logic devices and products for communications and networking applications.

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     Financial statements for AMD are on file with the Securities and Exchange
Commission. The following is a summary of selected financial information for
AMD:

                               FOR THE NINE MONTHS ENDED
                                     SEPTEMBER 27,                  YEAR ENDED DECEMBER 28,
                               --------------------------    --------------------------------------
                                  1998           1997           1997          1996          1995
                               -----------    -----------    ----------    ----------    ----------
                                             (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME
Net sales....................  $1,753,321     $1,743,204     $2,356,375    $1,953,019    $2,468,379
Expenses.....................   1,946,839      1,788,845      2,447,028     2,206,329     2,246,179
Operating income.............    (193,578)       (45,641)       (90,653)     (253,310)      222,200
Net income...................    (126,281)        (8,756)       (21,090)      (68,950)      216,236
Net income per common share
  (Basic)....................       (0.88)         (0.06)         (0.15)        (0.51)         1.69

                                                            AS OF
                                                        SEPTEMBER 27,    YEAR ENDED DECEMBER 31,
                                                        -------------    ------------------------
                                                            1998            1997          1996
                                                        -------------    ----------    ----------
                                                         (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA
Cash and short-term investments.......................   $  580,510      $  467,032    $  586,198
Total current assets..................................    1,365,603       1,175,267     1,029,077
Property, plant and equipment, net....................    2,375,105       1,990,689     1,787,402
Total assets..........................................    4,116,118       3,515,271     3,145,283
Total current liabilities.............................      819,853         726,770       583,473
Total stockholders' equity............................    1,929,696       2,029,543     2,021,878

   [ON JANUARY 13, 1999, AMD ANNOUNCED UNAUDITED RESULTS FOR 1998 THAT SHOWED REVENUES OF $2,452,141, A NET LOSS OF $103,960 AND A NET LOSS PER SHARE OF
                                    [$0.22.]

PROPERTY LEASED TO CONTRAVES BRASHEAR SYSTEMS, L.P.

  General

     On December 28, 1998, Company purchased from Stupar Holdings Corporation an industrial/office facility (the "Contraves Facility"). The Contraves Facility, containing approximately 151,124 square feet, is located in Pittsburgh, Pennsylvania. The Contraves Facility is suitable and adequate for its intended uses. The cost of the Facility will be depreciated for tax purposes over a 40 year period on a straight-line basis.

     Concurrently with the acquisition of the Contraves Facility, the Company entered into a net lease with (the "Contraves Lease") with Contraves Brashear Systems, L.P. Material terms of the Lease are described below.

PURCHASE TERMS

     The cost to the Company of acquiring the Facility, including the Acquisition Fee payable to the Advisor, was $6,806,283, an amount less than the leased fee Appraised Value of the Facility. The Company paid an acquisition fee of $170,157 to W.P. Carey & Co., an Affiliate of the Advisor. W.P. Carey & Co. will receive a Subordinated Acquisition fee of $17,016 payable in each of the next eight years, but only if the Company satisfies the Preferred Return.

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DESCRIPTION OF THE LEASE

  General

     The Contraves Lease is absolutely net and bondable and in normal financeable form. Contraves will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the Contraves Facility. In the Company's opinion, the Contraves Facility is adequately covered by insurance.

  Term

     The initial term of the Contraves Lease is fifteen years, followed by two five-year automatic renewal terms, unless Contraves notifies the Company in writing at least fifteen calendar months prior to the expiration of the term that Contraves is terminating the Contraves Lease.

  Rent

     The initial annual rent under the Contraves Lease is $643,500 payable quarterly in advance in equal installments of $160,875 adjusted every three years based on increased in the Consumer Price Index capped at 9.27% for each rent increase.

DESCRIPTION OF FINANCING

     Peoples Bank of Western Pennsylvania (the "Lender") provided non-recourse mortgage financing to the Company in the form of a loan in the amount of $4,225,000 with a ten year maturity and a 7.50% fixed rate of interest for ten years and with payments made in accordance with a 25 year amortization schedule.

DESCRIPTION OF CONTRAVES BRASHEAR SYSTEMS, L.P.

     Contraves designs and manufactures electro-optical and electro-mechanical systems and instrumentation for commercial and defense markets. The company operates in four product areas: telescope systems, optical components, electro-optical systems for fire control, tracking and surveillance and small arms fire control systems.

     Contraves was incorporated in September, 1997. The following is a summary of selected financial data for Contraves for the last year:

                                                              NINE MONTHS ENDED
                                                              SEPTEMBER 27, 1998
                                                              ------------------
                                                                (IN THOUSANDS)
STATEMENT OF OPERATIONS
Contract Revenue............................................       $21,704
Cost of Sales...............................................        18,977
Interest Expense............................................           128
Net Income..................................................       $   501

                                                                    AS OF
                                                              SEPTEMBER 27, 1998
                                                              ------------------
                                                                (IN THOUSANDS)
BALANCE SHEET DATA
Cash and Investments........................................       $   445
Total Assets................................................        13,198
Long Liabilities............................................         8,690
Partners' Capital...........................................         3,500
Total Equity................................................       $ 4,508

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                                  THE OFFERING

     On December 22, 1998, the Company issued 2,852,000 shares to investors in return for approximately $28,502,404 in net proceeds previously held in escrow. As of December 22, 1998, the Company had issued a total of 11,817,901 shares in exchange for gross proceeds of approximately $118,121,404.

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